

SECURITIES [barcode obscured] ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40657

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 03/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Silicon Valley Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4880 Stevens Creek Blvd., Suite 100

(No. and Street)

San Jose	CA	95129
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Magnuson (408) 243-6801

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr., C.P.A.

(Name — *if individual, state last, first, middle name)*

15565 Northland Drive, Suite 508 West, Southfield, MI 48075

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, PAUL H. MAGNUSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SILICON VALLEY SECURITIES, INC., as of March 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public



ADRIAN CASTILLO TOPETE JR
COMM. 1814888
NOTARY PUBLIC • CALIFORNIA
SANTA CLARA COUNTY
My commission expires September 25, 2012
UPS5
UPS5

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- _ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SILICON VALLEY SECURITIES, INC.
March 31, 2010

Contents

United States Securities and Exchange Commission's

Facing Page i

Oath of Affirmation ii

Independent Accountants' Report 1

Financial Statements

Statement of Financial Condition 2

Statement of Income 4

Statement of Retained Earning 5

Statement of Cash Flows 6

Statement of Changes in Stockholders' Equity 7

Independent Accountants' Report on Supplementary Information 8

Supplementary Information

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 13

Information Relating to Possession or Control Requirements and Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission 15

Independent Accountants' Supplementary Report on Internal Control 16

Independent Accountants' Report on SIPC Supplement 18

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

May 20, 2010

Board of Directors
Silicon Valley Securities, Inc.
4880 Stevens Creek Blvd. Suite 100
San Jose , CA 95129

I have audited the accompanying balance sheet of Silicon Valley Securities, Inc. , as of March 31, 2010, and the related statements of income, retained earnings, changes in stockholder's equity, and cash flows for the fifteen months then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Silicon Valley Securities, Inc. as of March 31, 2010, and the results of its operations, retained earnings, changes in stockholders equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to the claims of general creditors, and the reconciliation of the computation of net capital under rule 15c3-1, are presented for additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole

Further, there were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part IIA of the Focus report required under Rule 15c3-1.



Edward Richardson Jr., CPA

Silicon Valley Securities, Inc.
BALANCE SHEET
As of March 31, 2010

ASSETS

CURRENT ASSETS		
Cash In Bank	$	36,729.26
Investments		56,241.35
Investments		100,046.88
Commission Receivable		45,071.35
Prepaid Expenses		18,083.78
Total Current Assets		256,172.62
PROPERTY AND EQUIPMENT		
Equipment		51,314.00
Less: Accumulated Depreciation		(43,964.30)
Net Property and Equipment		7,349.70
TOTAL ASSETS	$	263,522.32

See Accountant's Audit Report

Silicon Valley Securities, Inc.
BALANCE SHEET
As of March 31, 2010

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 4,444.84
Accrued Liabilities	46,202.60
Total Current Liabilities	50,647.44
LONG-TERM LIABILITIES	
Total Liabilities	50,647.44
STOCKHOLDERS' EQUITY	
Capital Stock, par value, $0.10 per share 1,000,000 shares authorized, 543,000 issued and outstanding	54,300.00
Retained Earnings	158,574.88
Total Stockholders' Equity	212,874.88
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 263,522.32

See Accountant's Audit Report

Silicon Valley Securities, Inc.
STATEMENT OF INCOME

	15 Months Ended March 31, 2010
Revenues	
Commissions Earned	$ 337,601.74
Investment Income	987,552.71
Other Income	64.80
Total Revenues	1,325,219.25
Operating Expenses	
Employee compensation and ben	617,714.93
Floor brokerage, exchange, and c	455,685.13
Communications and data proces	10,514.27
Occpancy	91,257.00
Other expenses	143,808.32
Total Operating Expenses	1,318,979.65
Operating Income (Loss)	6,239.60
Net Income (Loss)	$ 6,239.60

Silicon Valley Securities, Inc.
STATEMENT OF RETAINED EARNINGS

	15 Months Ended March 31, 2010
Beginning of Period	$ 152,335.28
Plus: Net Income	$ 6,239.60
Less: Dividends Paid	0.00
RETAINED EARNINGS END OF PERIOD	$ 158,574.88

See Accountant's Audit Report

Silicon Valley Securities, Inc.
STATEMENT OF CASH FLOWS
For the 15 Months Ended March 31, 2010

	2010
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 6,239.60
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Other	46.70
Depreciation and Amortization	2,967.00
Losses (Gains) on sales of Fixed Assets	0.00
Decrease (Increase) in Operating Assets:	
Investments	(56,241.35)
Accounts Receivable	59,426.65
Other	38,590.22
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	(83,991.16)
Accrued Liabilities	44,202.60
Total Adjustments	5,000.66
Net Cash Provided By (Used in) Operating Activities	11,240.26
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sale of Fixed Assets	0.00
Net Cash Provided By (Used In) Investing Activities	0.00
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds From Sale of Stock	0.00
Treasury Stock	0.00
Net Cash Provided By (Used In) Financing Activities	0.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	11,240.26
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	25,582.00
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 36,729.26

See Accountant's Audit Report

SILICON VALLEY SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE FIFTEEN MONTHS ENDED MARCH 31, 2010

	Common Stock		Paid-in Capital		Treasury Stock		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2009	54,300	$ 54,300	-	$ -	-	$ -	$ 152,335	$ 206,635
Net Income	-	-	-	-	-	-	6,240	6,240
Capital Transactions	-	-	-	-	-	-	-	-
Prior Period Adjustments	-	-	-	-	-	-	-	-
Balance at March 31, 2010	54,300	$ 54,300	-	$ -	-	$ -	$ 158,575	$ 212,875

See Accountant Audit Report

SILICON VALLEY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
March 31, 2010

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Silicon Valley Securities, Inc. (the Company) was incorporated in the State of California effective December 1, 1988. The Company has adopted a fiscal year ending March 31st.

Description of Business

The Company, located in San Jose, CA is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the clearing firm through submitted commission statements.

Depreciation

Depreciation is calculated using the straight line method using an estimated life of five years.

SILICON VALLEY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
March 31, 2010

Income taxes
Effective December 1, 1988, the Company is considered to be a regular corporation status for federal income tax purposes. No carryforwards were existed at the time of the audit report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2009, the Company did not have any components of Comprehensive Income to report.

NOTE B - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

The Company's ratio of aggregate indebtedness to net capital as defined in the Securities and Exchange Commission Uniform Net Capital Rule 15(c)3-1 was .2748 to 1 at March 31, 2010. The company is required by regulatory authorities to maintain a ratio of less than 15 to 1. The Company had net capital, as defined, of $184,316 at March 31, 2010, which exceeded required net capital of $50,000. There were no material inadequacies found to exist or found to have existed since the date of the previous audit.

SILICON VALLEY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
March 31, 2010

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

NOTE D – RELATED PARTY TRANSACTIONS

The Company paid $10,000 in broker commission and wages to an officer and stockholder. The Company paid $9,800 in lease and rent payments to related party of a stockholder. The Company purchased communication services in the amount $2,800 from a corporation employing a related party of an officer and stockholder.

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2009, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE F – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life		
Furniture and equipment	3 – 7 years		51,314
Less – accumulated depreciation			(43,964)
Total		$	7,350

Depreciation expense was $2,967 for the year March 31, 2010 and is included in the operating expenses in the accompanying statement of income.

SILICON VALLEY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
March 31, 2010

NOTE G – ADVERTISING

The advertising expense for the year was $7.06; the entire amount was expensed as incurred.

Supplementary Information

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the fifteen months ended March 31, 2010

Silicon Valley Securities, In.
Supplemental Schedules Required by Rule 17a-5
As of and for the fifteen months March 31, 2010

Computation of Net Capital

Total Stockholder's equity:		$ 212,875.00
Nonallowable assets:		
Property and equipment	7,349.70	
Accounts receivable – other	18,083.78	(25,433.48)
Other Charges:		
Haircuts	3,125.48	(3,125.78)
Net allowable capital		$ 184,316.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 3,378.00
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000.00
Net capital requirement	$ 50,000.00
Excess net capital	$ 134,316.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 50,647.00
Percentage of aggregate indebtedness to net capital	27.48%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of March 31, 2010	$ 176,500.00
Adjustments:	
Change in Equity (Adjustments)	(0.00)
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	7,816.00
Change in Undue Concentration	(0.00)
NCC per Audit	184,316.00
Reconciled Difference	$ (0.00)

See accountant's audit report

Silicon Valley Securities, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the fifteen months ended March 31, 2010

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Raymond James.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2009	$ -
Additions	-
Reductions	-
Balance of such claims at March 31, 2010	$ -

REPORT ON INTERNAL CONTROL

For the fifteen months ended March 31, 2010

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 27, 2010

Board of Directors
Silicon Valley Securities, Inc.
4880 Steven Creek Blvd.
Suite 100
San Jose, CA 95129

In planning and performing my audit of the financial statements and supplemental schedules of Silicon Valley Securities, Inc. for the fifteen months ended March 31, 2010, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at March 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.



Edward Richardson, Jr., CPA

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended March 31, 2010

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

Board of Directors
Silicon Valley Securities, Inc.
4880 Stevens Creek Blvd. Suite 100
San Jose, CA 95129

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period April 1, 2009 to March 31, 2010, which were agreed to by Silicon Valley Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Silicon Valley Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Silicon Valley Securities, Inc.'s management is responsible for Silicon Valley Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7T with the respective cash disbursements record entries, including check amounts of $264.05, $610.62, $283.75, and $117.77.

2. Compared audited Total Revenue for the period of April 01,2009 through the March 31, 2010 (fiscal year-end) with the amounts reported on Form SIPC-7T for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7T with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7T noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed. According to our findings, Silicon Valley Securities, Inc. had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

May 18, 2010


SEC MAIL
RECEIVED
MAY 24 2010
183

Silicon Valley Securities, Inc.

Financial Statements and Supplemental
Schedules Required by the
Securities and Exchange Commission

For the 15 Months Ended March 31, 2010
(With Independent Auditor's Report Thereon)
and
Supplemental Report on Internal Control

March 31, 2010